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Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

The following is a communication being mailed to shareholders

Dear Computer Horizons Shareholder:

On September 2, you and your fellow shareholders of Computer Horizons Corp. (CHC) will be asked to approve CHC's proposed merger with Analysts International Corporation to create one of the largest IT professional services firms in the United States. This is a critically important event for our company.

Your Board of Directors firmly believes that the proposed merger is in the best interests of all shareholders and unanimously recommends that you vote "FOR" each of the CHC proposals on the enclosed WHITE proxy card. The choice is now up to you, the shareholders of CHC. Your vote is crucial to the future of our company.

Unfortunately, a small group of dissident CHC shareholders, led by Crescendo Partners II, L.P. and investor Richard L. Scott, have decided to wage a costly and disruptive proxy battle against the merger. Ironically, this group is calling itself "The Computer Horizons Full Value Committee." But given the group's lack of vision for CHC's future, shareholders should question whether maximizing value for all CHC shareholders is really part of this group's agenda.

As you may have already seen, this dissident group has made a series of vague and unsubstantiated criticisms about the proposed merger. Whether intentional or not, the dissidents seem to misunderstand the most basic facts about the merger and conveniently ignore its obvious benefits to our shareholders. We encourage all of our shareholders to disregard this misinformation campaign.

WHAT IS THE DISSIDENT GROUP'S REAL AGENDA?

We believe the dissident group is comprised of short-term speculators and hedge fund operators who have limited knowledge of, or experience in, CHC's business. You should be aware that, despite their criticism of the merger, members of the dissident group have acquired most of their ownership stake in CHC in the two months after the proposed merger was announced. This dissident group has also indicated that it will attempt to remove CHC directors at a special meeting of shareholders and replace those directors with their own hand-picked slate. If it were to be successful in its attempt to replace the CHC Board, the dissident group would take over your company without paying you, the shareholders, anything at all.

We believe the dissident group's opposition to the merger is an attempt to further their contemplated takeover of CHC and generate short-term gains for themselves—at the expense of the long-term interests of our shareholders and our business.

CAN THE DISSIDENT GROUP BE TRUSTED?

While the leaders of the dissident group have little understanding of CHC's business and no vision for the future of our company, they do have a long track record that speaks volumes about their business credibility.

Based on publicly available information, we understand the following:

  •
  Richard L. Scott, one of the dissident shareholders, was forced out as CEO of Columbia/HCA Healthcare Corporation in July 1997, amid one of the largest corporate fraud scandals of the 1990s. HCA (the successor company to Columbia/HCA) pleaded guilty to 14 criminal counts and eventually paid a total of $1.7 billion in fines to the federal government for its part in the scandal. Meanwhile, shareholders watched the market value of their company plummet by nearly 60% (from a market capitalization of approximately $27 billion to $11 billion) from the time the company's offices were first raided by FBI agents in March 1997 until the stock hit its all-time low of $16.23 in October 1998.

  •
  Stephen T. Braun, another of the dissident shareholders, is a long-time associate of Mr. Scott. Mr. Braun was Senior Vice President and General Counsel of Columbia/HCA during the time of the massive fraud at the company. He was the company's chief legal officer until he resigned in the wake of the scandal that cost Mr. Scott his job as CEO.

  •
  Eric Rosenfeld, President and CEO of Crescendo Partners II, L.P., is a long-time arbitrageur turned hedge fund manager. He has collaborated in several disruptive proxy campaigns similar to this one, aimed at enabling him to seize control of, or to extract concessions from, a number of companies in the U.S. and Canada. Evidence of his questionable business judgment recently came to light through his firm's ill-fated investment in Hip Interactive Corp., a Canadian electronic entertainment provider. After making a substantial investment in the company in November 2004, Mr. Rosenfeld was awarded a seat on the company's Board of Directors, giving him influence over strategic direction and day-to-day management. Just eight months later, in July 2005, the company filed for bankruptcy protection.

DOES THE DISSIDENT GROUP HAVE A PLAN FOR CHC'S FUTURE?

In its proxy materials, the dissident group presents a series of vague and misguided alternatives for CHC's strategic direction—including the potential sale or break-up of the company—none of which were reviewed by a credible financial advisor. Buried deep in their proxy materials, they admit that:

  "There can be no assurance that [the dissident group's] suggested alternatives to the proposed Merger as described above would improve the Company's business or otherwise enhance shareholder value. We have not obtained reports from consultants or other outside parties as to whether our suggested alternatives to the Merger proposal would have an effect on shareholder value."

We believe that many of the irresponsible courses of action the dissident group is recommending could result in erosion of our client base and leave CHC in a weak and vulnerable position, resulting in a potentially significant loss of shareholder value.

CHC'S MANAGEMENT AND BOARD
HAVE A CLEAR STRATEGY FOR THE FUTURE

CHC's management and Board of Directors have a strategic plan for our company—and the merger with Analysts International is an extension of the clear and consistent strategy we have followed over the past several years. By combining with Analysts International, CHC will be better positioned to pursue our core business strategy, which includes investing in, and growing, the high-margin solutions business, particularly Chimes and the Federal Government practices. The merger will nearly double the size of our solutions practice, while enabling us to achieve critical mass in our staffing business, thereby better positioning us for growth and profitability in a competitive market.

Our plan involves combining our two companies' complementary product sets, technologies, consulting staffs and client bases, and then driving revenue growth and reducing our cost structure to create value for all of our shareholders. The result will be the creation of an industry-leading IT services company with the scale necessary to compete effectively in a rapidly consolidating and highly competitive industry—for the benefit of our shareholders, clients and employees.

Therefore, we strongly encourage shareholders to disregard the misinformation campaign being waged by the dissident group and to focus on the real facts.

  •
  The combination of CHC and Analysts International will create one of the largest IT professional services firms in the United States, with over $600 million in revenues (based on 2004 revenues) and more than 5,000 billable consultants.

  •
  The combined company will have the size and scale necessary to compete effectively against national and international competitors by offering a broader platform of products and services to a larger, more geographically diverse client base. With CHC's strong East Coast presence and Analysts International's significant position in the Midwest, the combined company will achieve status as a national professional services provider, thereby increasing opportunities for inclusion on preferred vendor lists.

  •
  The client bases and skill sets of both firms are complementary. The client bases have minimal overlap, with only eight of the top 50 customers in common (90% of customers are new to both companies). In terms of skill sets, Analysts International has strength in Voice over IP (VoIP), storage and networking infrastructure markets, while CHC has leadership in the VMS marketplace via Chimes and strength in application development/management and network security.

  •
  The combined company will realize synergies and cost savings targeted at $15 million per year by reducing overhead costs and eliminating duplicative facilities and infrastructure, while maintaining one of the strongest balance sheets among its peer group, with $20 million in cash and no debt.

Your Board believes that the merger with Analysts International presents CHC shareholders with a unique opportunity and unanimously recommends that you vote "FOR" the merger. Your vote is IMPORTANT. Whether or not you plan to attend the special meeting of shareholders, please sign, date and return the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience.

We thank you for your continued support.

Sincerely,

Earl Mason Chairman of the Board	William J. Murphy President and CEO

Sign, date and return the WHITE proxy card today.

        Important!

1.
Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed WHITE proxy card.

Please vote each WHITE proxy card you receive since each account must be voted separately. Only your latest dated proxy counts.

2.
We urge you NOT to sign any Green proxy card sent to you by the Dissident Group.

3.
Even if you have sent a Green proxy card to the Dissident Group, you have every right to change your vote. You may revoke that proxy, and vote as recommended by the Board of Directors by signing, dating and mailing the enclosed WHITE proxy card in the enclosed envelope.

4.
If your shares are held in the name of a bank, broker or other nominee, please direct the party responsible for your account to vote the WHITE proxy card as recommended by the Board of Directors.

If you have any questions on how to vote your shares, please call our proxy solicitor:

        MORROW & CO. at (800) 662 - 5200.

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation have filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts

International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

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WHAT IS THE DISSIDENT GROUP'S REAL AGENDA?
CAN THE DISSIDENT GROUP BE TRUSTED?
DOES THE DISSIDENT GROUP HAVE A PLAN FOR CHC'S FUTURE?
CHC'S MANAGEMENT AND BOARD HAVE A CLEAR STRATEGY FOR THE FUTURE